As Filed With The Securities And Exchange Commission on August 10, 2005

Registration No. 333-125201

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOARDWALK PIPELINES, LLC

(Exact name of registrant as specified in its charter)

Delaware	4922	06-1687421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrialization Classification Code Number)	(I.R.S. Employer Identification No.)

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas Field, Esq.

General Counsel

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Emanuel Faust, Jr., Esq.

Jennifer Eck, Esq.

Dickstein Shapiro Morin & Oshinsky LLP

2101 L Street, N.W.

Washington, D.C. 20037-1256

(202) 785-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐                     .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐                     .

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Note (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee(2)
5.50% Notes due 2017	$300,000,000	100%	$300,000,000	$35,310(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

(2)	Calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2005

PROSPECTUS

Boardwalk Pipelines, LLC

(formerly TGT Pipeline, LLC)

EXCHANGE OFFER FOR

$300,000,000 5.50% Notes due 2017

Boardwalk Pipelines, LLC (formerly TGT Pipeline, LLC) is offering, upon the terms and conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $300,000,000 in aggregate principal amount of its 5.50% Notes due 2017 which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equal principal amount of its outstanding 5.50% Notes due 2017.

We refer to the Boardwalk Pipelines 5.50% Notes due 2017 being issued in the exchange offer and registered under the Securities Act of 1933 as the “exchange notes.” We refer to the outstanding Boardwalk Pipelines 5.50% notes due 2017 as the “old notes.”

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON                      , 2005, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFER

•	Boardwalk Pipelines will exchange all of the old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You are required to make the representations described on pages 22-23 to us.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights, and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•	We will not receive any cash proceeds from the exchange offer.

•	There is no existing market for the exchange notes, and we do not intend to apply for their listing or quotation on any securities exchange or market.

SEE “ RISK FACTORS” BEGINNING ON PAGE 13 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                      , 2005.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available from us without charge to holders of the old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more compete understanding of the document or the matter involved.

You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Boardwalk Pipelines, LLC, 3800 Frederica Street, Owensboro, Kentucky 42301, Attention: Corporate Secretary, Telephone: (270) 926-8686.

TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN                     , 2005. IN THE EVENT THAT WE EXTEND THE EXCHANGE OFFER, YOU MUST SUBMIT YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER, AS EXTENDED. WE MAY EXTEND THE EXCHANGE OFFER IN OUR SOLE DISCRETION. SEE “THE EXCHANGE OFFER” FOR MORE DETAILED INFORMATION.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

You are cautioned that certain statements contained in this prospectus, as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries, are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions by us or our subsidiaries, which may be provided by our management are also forward-looking statements as defined by the Act.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	The gas transmission and storage operations of our subsidiaries, Texas Gas Transmission, LLC (“Texas Gas”) and Gulf South Pipeline Company, LP (“Gulf South”), are subject to government regulations and rate proceedings that could have an adverse impact on their ability to recover the costs of operating their pipeline facilities.

•	Our subsidiaries are subject to environmental and safety regulation in all jurisdictions in which they operate, and any changes in such regulations could negatively affect our results of operations.

•	Gas transmission and storage activities involve numerous risks that might result in accidents and other operating risks and costs.

•	Terrorist activities and the potential for military and other actions could adversely affect our business.

•	Increased competition could have a significant financial impact on us.

•	New natural gas supply sources may fail to develop.

•	Our subsidiaries may not be able to maintain or replace gas transportation service and storage contracts at favorable rates as existing contracts expire.

•	A significant portion of our subsidiaries’ revenues are from a small number of customers.

Developments in any of these areas, which are more fully described elsewhere in this prospectus, could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this prospectus and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus and in the indenture dated January 18, 2005, between us and The Bank of New York, as Trustee (the “Indenture”), as described under “Description of the Exchange Notes.”

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. You should read the entire prospectus and the incorporated documents carefully. You should read “Risk Factors” for more information about the important factors that you should consider before exchanging the old notes for exchange notes.

References in this prospectus to “we,” “us” and “our” refer to Boardwalk Pipelines, LLC.

Boardwalk Pipelines

We are a holding company engaged, through our subsidiaries, in the ownership and operation of interstate natural gas transmission pipeline systems. Our principal subsidiaries are Texas Gas, acquired in May 2003, and Gulf South, acquired in December 2004. We have no significant assets or operations other than our investments in Texas Gas and Gulf South. We are an indirect, wholly owned subsidiary of Loews Corporation.

Acquisitions of Texas Gas and Gulf South

We were formed in April 2003, to acquire all of the outstanding capital stock of Texas Gas Transmission Corporation, which subsequently converted to a limited liability company and is now known as Texas Gas Transmission, LLC. This acquisition was consummated on May 16, 2003.

On December 29, 2004, we acquired Gulf South for a purchase price of $1.136 billion, subject to certain working capital adjustments (the “Acquisition”). The results of Gulf South have been included in the consolidated financial statements from the date of the Acquisition. The Acquisition was funded with a $575 million term loan (the “Interim Loan”) and a capital contribution from our parent company, Boardwalk Pipelines Holding Corp. (formerly TGT Pipeline Holding Corp.). In January 2005, Gulf South issued $275 million aggregate principal amount of its 5.05% notes due 2015 (the “Gulf South Notes”) and we issued $300 million aggregate principal amount of our 5.50% notes due 2017, or the old notes. The net proceeds of these two offerings were used to repay the Interim Loan.

Texas Gas

Texas Gas owns and operates a natural gas pipeline system originating in the Louisiana Gulf Coast area and in East Texas and running north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois.

Texas Gas’ pipeline transmission system is composed of:

•	approximately 5,900 miles of mainline, storage, and branch transmission pipelines, having a mainline delivery capacity of approximately 2.8 billion cubic feet (“Bcf”) of gas per day;

•	31 compressor stations having an aggregate of approximately 516,000 horsepower; and

•	natural gas storage reservoirs in nine underground storage fields located in Indiana and Kentucky, having aggregate storage capacity of approximately 178 Bcf of gas, of which approximately 55 Bcf is working gas.

The map below reflects the location of the Texas Gas system:

Texas Gas owns a majority of its storage gas which it uses to meet operational balancing needs on its system, to meet the requirements of Texas Gas’ firm and interruptible storage customers, and to meet the requirements of its “No-Notice” transportation service, which allows Texas Gas’ customers to temporarily draw from its storage gas during the winter season to be repaid in-kind during the following summer season. A small amount of storage gas is also used to provide “Summer No-Notice” (“SNS”) transportation service, designed primarily to meet the needs of summer-season electrical power generation facilities. SNS customers may temporarily draw from Texas Gas’s storage gas in the summer, to be repaid during the same summer season. A large portion of the gas delivered by Texas Gas to its market area is used for space heating, resulting in substantially higher daily requirements during winter months.

Texas Gas’ direct market area encompasses eight states in the South and Midwest and includes the Memphis, Tennessee; Louisville, Kentucky; Cincinnati and Dayton, Ohio; and Evansville and Indianapolis, Indiana metropolitan areas. Texas Gas also has indirect market access to the Northeast through interconnections with unaffiliated pipelines. At June 30, 2005, Texas Gas had transportation contracts with approximately 460 shippers, including distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators, marketers and producers.

Recent requests for additional storage capacity have exceeded the physical capabilities of Texas Gas’ system, thereby prompting Texas Gas to expand its storage facilities. On February 11, 2005, Texas Gas received Federal Energy Regulatory Commission (“FERC”) approval to commence expansion of its Western Kentucky storage complex for service to two customers beginning November 1, 2005. Texas Gas estimates this project will cost approximately $21.7 million and will allow the withdrawal of an additional 82,000 MMBtu per day.

Gulf South

Gulf South owns and operates a natural gas pipeline and gathering system located in Texas, Louisiana, Mississippi, Alabama and Florida. Gulf South is connected to several major natural gas regional supply hubs and market centers, including Aqua Dulce, Carthage, Venice, Mobile Bay, Perryville and the Henry Hub, which serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange.

Gulf South’s pipeline system is composed of:

•	approximately 6,700 miles of transmission pipeline, having a peak day delivery capacity of approximately 3.5 Bcf of gas;

•	870 miles of gathering pipeline;

•	30 compressor stations having an aggregate of approximately 222,600 horsepower; and

•	natural gas storage reservoirs in two underground storage fields located in Louisiana and Mississippi having aggregate storage capacity of approximately 129 Bcf of gas, of which approximately 68.5 Bcf is working gas.

The map below reflects the location of the Gulf South system:

Gulf South uses its storage gas to offer customers flexibility in meeting peak day delivery requirements. Gulf South currently sells firm and interruptible storage services at its Bistineau gas storage facility located in north central Louisiana under market-based rates. Gulf South is developing a high-deliverability storage cavern at a leased facility located in Napoleonville, Louisiana that, when operational, is expected to add up to 6.0 Bcf of firm working gas capacity. This facility is expected to be in service in the fourth quarter of 2008. Capacity will be available at market-based rates. The facility’s remaining cost is expected to be $1.0 million and will be funded by internally generated cash flows.

Gulf South transports natural gas for a broad mix of customers throughout the Gulf Coast region. At June 30, 2005, Gulf South had transportation contracts with approximately 200 shippers, including distribution companies, municipalities, intrastate and interstate pipelines, direct industrial users, electrical generators, marketers and producers.

Government Regulation

The natural gas pipeline operations of our subsidiaries are subject to regulation by the SEC, the Environmental Protection Agency and the FERC. The FERC regulates the pipelines under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The pipelines are also subject to the Natural Gas Pipeline Safety Act of 1968, as amended by Title I of the Pipeline Safety Act of 1979, which regulates safety requirements in the design, construction, operation and maintenance of interstate natural gas pipelines. The FERC regulates, among other things, the rates and charges for the transportation and storage of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and the financial accounting of certain regulated pipeline companies.

The maximum rates that may be charged by Texas Gas and Gulf South for its gas transportation and storage services are established through the FERC ratemaking process. Key determinants in the ratemaking process are costs of providing service, allowed rate of return and volume throughput assumptions. The allowed rate of return must be approved by the FERC in each rate case. Rate design and the allocation of costs between the demand and commodity rates also impact profitability. On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258 million to $300 million, primarily attributable to increases in the utility rate base, operating expenses, and rate of return and related taxes. The rates will become effective on November 1, 2005, subject to refund in the event lower rates are finally established in the rate case. Gulf South currently has no obligation to file a new rate case.

Effective November 1, 1993, Texas Gas restructured its business to implement the provisions of the FERC Order 636, which, among other things, required pipelines to unbundle their merchant role from their transportation services. The FERC Order 636 also provided that pipelines should be allowed the opportunity to recover a portion of prudently incurred transition costs which, for Texas Gas, were primarily related to gas supply realignment (“GSR”) costs and unrecovered purchased gas costs.

In September 1995, Texas Gas received the FERC approval of a settlement agreement, which resolved all issues regarding Texas Gas’ recovery of GSR costs. Texas Gas paid approximately $76.0 million related to GSR costs and subsequently collected approximately $68.0 million, plus interest, from its customers.

GSR collections pursuant to the settlement ended in 2004. On November 19, 2004, Texas Gas filed a final GSR reconciliation report with the FERC and revised tariff sheets to remove the GSR recovery mechanism from its rates. On December 10, 2004, the FERC issued a letter order accepting the report. As a result, Texas Gas recognized $3.3 million of revenue and a $1.8 million expense adjustment related to the settlement during the fourth quarter of 2004. In accordance with the settlement, Texas Gas refunded $0.4 million to customers during March 2005.

SELECTED FINANCIAL DATA

We were formed in April 2003 to acquire all of the outstanding capital stock of Texas Gas, which we completed on May 16, 2003. Since we had no assets or operations prior to our acquisition of Texas Gas, we refer to Texas Gas as our predecessor in the table below. We acquired Gulf South on December 29, 2004. The following table presents selected financial data for us and our subsidiaries and our predecessor as of the dates and for the periods indicated.

Our acquisition of Texas Gas in May 2003 was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. Because of the revaluation of assets and liabilities, and the related impact to the statements of financial position and statements of operations, the financial statements of Texas Gas for the periods prior to May 16, 2003, are not directly comparable to our financial statements subsequent to that date. For more information concerning such adjustments, please read our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this prospectus.

The selected financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	Predecessor								Boardwalk Pipelines and Subsidiaries
	Year Ended December 31, 2000		Year Ended December 31, 2001		Year Ended December 31, 2002		Period from January 1, 2003- May 16, 2003		Period from May 16, 2003- December 31, 2003		Year Ended December 31, 2004		Six Months Ended June 30,
													2004		2005
	(in thousands, except ratios)
Statements of Operations Data
Operating Revenues:
Gas Transportation	$255,181		$244,124		$260,662		$111,622		$138,693		$253,349		$133,369		$240,511
Gas Storage	2,516		2,674		2,317		814		2,435		7,428		2,589		19,569
Other	4,459		4,787		3,695		1,011		1,732		2,830		1,640		8,299
Total operating revenues	262,156		251,585		266,674		113,447		142,860		263,607		137,598		268,379
Operating Costs and Expenses:
Operation and maintenance	54,927		53,749		51,389		16,097		25,430		48,334		20,093		67,773
Administrative and general	51,824		46,746		52,989		13,642		29,646		52,533		26,299		37,979
Depreciation and Amortization	44,781		45,821		37,806		16,092		20,544		33,977		16,731		35,059
Taxes other than income taxes	14,335		11,712		16,033		6,077		10,690		19,044		8,330		14,559
Total operating costs and expenses	165,867		157,758		158,217		51,908		86,310		153,888		71,453		155,370
Operating income	96,289		93,827		108,457		61,539		56,550		109,719		66,145		113,009
Other Deductions (Income):
Interest expense, net	19,805		21,678		20,490		7,392		19,368		29,729		15,177		29,665
Interest income from affiliates	(5,149)		(3,434)		(1,468)		(1,965)		(21)		(375)		(61)		(957)
(Gain) loss on sale of equipment	(3,712)		—		(1,140)		(30)		—		—		—		—
Miscellaneous other income, net	(322)		(32)		(2,171)		(719)		(352)		(793)		(486)		(1,334)
Total other deductions	10,622		18,212		15,711		4,678		18,995		28,561		14,630		27,374
Income before income taxes	85,667		75,615		92,746		56,861		37,555		81,158		51,515		85,635
Provision for income taxes	33,420		30,484		36,647		22,387		—		—		—		—
Charge-in-Lieu of income Taxes	—		—		—		—		15,104		32,333		20,488		34,073
Net Income	$52,247		$45,131		$56,099		$34,474		$22,451		$48,825		$31,027		$51,562
Other Financial Data
Capital expenditures, net of allowance for funds used during construction	$65,894		$108,353		$27,448		$43		$34,749		$41,920		$6,958		$33,018
Ratio of earnings to fixed charges(1)	5.13	x	4.36	x	5.27	x	8.33	x	2.92	x	3.69	x	4.37	x	3.84	x

	Predecessor			Boardwalk Pipelines and Subsidiaries
	As of December 31,			As of December 31,		As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)			(in thousands)
Statements of Financial Position Data (at period end)
Property, plant and equipment, net	$997,509	$1,061,278	$1,085,526	$703,521	$1,842,123	$694,917	$1,847,034
Total assets	1,311,490	1,396,519	1,412,148	1,238,627	2,477,414	1,201,411	2,447,215
Long-term debt	250,533	250,174	249,781	548,115	1,106,135	530,987	1,100,886
Total stockholder’s equity	665,449	685,580	731,679	—	—	—	—
Total member’s equity	—	—	—	523,361	1,092,927	524,388	1,105,801

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) our pre-tax income, and (b) our fixed charges. Fixed charges represent interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

SUMMARY TERMS OF THE EXCHANGE OFFER

On January 18, 2005, we completed the private offering of $300.0 million aggregate principal amount of the old notes. We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete an exchange offer. Below is a summary of the exchange offer.

The Exchange Offer	We are offering to exchange up to $300.0 million aggregate principal amount of our 5.50% Notes due 2017 for an equal principal amount of the old notes, in integral multiples of $1,000.

Expiration of the Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, or a later date and time to which we may extend. We may extend the exchange offer, but we do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. Please read “The Exchange Offer – Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes

To tender old notes held in book-entry form through The Depository Trust Company (“DTC”), you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•      any exchange notes to be received by you will be acquired in the ordinary course of your business;

•      you are not engaged in, and do not intend to engage in, the distribution of the exchange notes, and you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•      you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

•      if you are a broker-dealer, you will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes;

•      if you are a broker-dealer, you did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

•      you are not acting on behalf of any person who could not truthfully and completely make the above representations.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described in “The Exchange Offer – Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of making the exchange offer, and upon acceptance for exchange of all validly tendered old notes, we will have fulfilled some of our obligations under the registration rights agreement, and, accordingly, there will be no increase in the interest rate on the old notes under the registration rights agreement if the old notes were eligible for exchange, but not exchanged, in the exchange offer. If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to the rights and subject to the limitations applicable to the old notes in the Indenture.

Any trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of Failure to Exchange	All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the Indenture. Generally, the old notes that are not exchanged for exchange notes in the exchange offer will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Certain United States Federal Income Tax Considerations	The exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange offer.

Resale

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “The Exchange Offer – Procedures for Tendering”). However, any holder of old notes who:

•      is one of our “affiliates” (as defined in Rule 405 under the Securities Act);

•      does not acquire the exchange notes in the ordinary course of business;

•      intends to distribute the exchange notes as part of the exchange offer; or

•      is a broker-dealer that purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in “The Exchange Offer – Exchange Agent.”

SUMMARY TERMS OF THE EXCHANGE NOTES

The following summary of the terms of the exchange notes is not a complete description. See “Description of the Exchange Notes” for further information regarding the terms of the notes.

The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Boardwalk Pipelines, LLC, a Delaware limited liability company.

Notes Offered	$300,000,000 aggregate principal amount of 5.50% notes due 2017, or the exchange notes.

Maturity	The exchange notes will mature on February 1, 2017.

Interest Payment Dates	February 1 and August 1 of each year, commencing on August 1, 2005.

Interest Rate	5.50%.

Optional Redemption	We may redeem some or all of the exchange notes by paying a “make-whole” premium based on U.S. Treasury rates. See “Description of the Exchange Notes—The Exchange Notes—Optional Redemption.”

Ranking

The exchange notes will be:

•      our senior unsecured obligations;

•      effectively subordinated in right of payment to any future secured debt to the extent of such security;

•      effectively subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of our subsidiaries, including the $250.0 million aggregate principal amount of outstanding 4.60% notes due 2015 and $100.0 million aggregate principal amount of outstanding 7.25% notes due 2027 of Texas Gas, which we refer to in this prospectus as the “Texas Gas Notes,” and the $275.0 million aggregate principal amount of Gulf South Notes;

• equal in right of payment to all of our existing and future senior unsecured debt; and • senior in right of payment to any future subordinated debt.

The indentures governing the exchange notes, the old notes, our existing 5.20% notes due 2018, the Texas Gas Notes and the Gulf South Notes will permit us and our subsidiaries to incur additional debt, all of which may be senior debt and, subject to specified limitations, secured.

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” and the other information included in this prospectus in deciding whether to participate in the exchange offer.

Form and Denomination	The exchange notes will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.

Further Issues	We may from time to time, without notice to or the consent of the holders of the exchange notes, create and issue additional debt securities under the Indenture governing the exchange notes having the same terms as, and ranking equally with, the exchange notes in all respects (except for the offering price and issue date), as described more fully in “Description of the Exchange Notes—The Exchange Notes—General.”

DTC Eligibility	The exchange notes will be represented by global certificates deposited with, or on behalf of, DTC or its nominee. See “Description of the Exchange Notes—Book-Entry, Delivery and Form.”

Same-Day Settlement	Beneficial interests in the exchange notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

Trustee, Registrar and Paying Agent	The Bank of New York.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to us and the exchange offer should be considered carefully before deciding to exchange your old notes for exchange notes.

Risks Related To The Exchange Notes

Your right to receive payments on the exchange notes is effectively subordinated to future secured debt we may incur.

The exchange notes will be our unsecured general obligations and will rank senior in right of payment to all debt which by its terms is expressly subordinated to the exchange notes and equal in right of payment to all of our other existing or future unsecured debt. Any future secured debt incurred by us, including debt incurred under future credit facilities, will have prior claims over the exchange notes to the extent of the value of the assets securing such debt. Moreover, to the extent the value of the collateral for our secured debt is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share in our other assets along with the holders of the exchange notes and our other general creditors. Although we currently do not have any debt secured by liens on our assets, the indentures permit us to incur both secured and unsecured debt in the future, subject to specific limitations described in “Description of the Exchange Notes—Certain Covenants.”

The exchange notes will be structurally subordinated to any debt or other obligations of Texas Gas and Gulf South.

We have no significant assets or operations other than our investments in Texas Gas and Gulf South, and our ability to meet our debt service obligations depends on receipt of cash from Texas Gas and Gulf South. The exchange notes will be the obligation of Boardwalk Pipelines only, and the holders of the exchange notes will not have any claim against Texas Gas, Gulf South or their respective assets for repayment of such notes. Accordingly, the exchange notes will be effectively subordinated to the liabilities of Texas Gas and Gulf South. At June 30, 2005, Texas Gas had $350.0 million in indebtedness for borrowed money outstanding, consisting of $100.0 million aggregate principal amount of its 7.250% debentures due 2027 (the “2027 Notes”), and $250.0 million aggregate principal amount of its 4.600% notes due 2015 (the “2015 Notes”), and Gulf South had $275.0 million of indebtedness outstanding (consisting of the Gulf South Notes). In addition, the indentures governing each of such notes allow for the issuance by Texas Gas and Gulf South, respectively, from time to time of additional notes, or to incur additional indebtedness, in unlimited amounts. The creditors of Texas Gas and Gulf South will be entitled to be paid from their respective assets before any payment may be made with respect to the exchange notes.

The exchange notes have no existing market.

There is no existing market for the exchange notes and no liquid market may develop for the exchange notes. The ability of noteholders to sell their exchange notes, or the price at which noteholders will be able to sell their exchange notes, will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply to list the exchange notes on any securities exchange or through Nasdaq.

Risks Related To The Gulf South Acquisition

We may experience difficulties or delays in integrating certain operations of Gulf South.

We expect to realize synergies and cost savings by integrating certain information technology, administrative and financial systems and processes and other operations of Texas Gas and Gulf South. The integration may be more difficult than we expect which could delay or reduce the synergies and cost savings we expect. We may also experience difficulties in managing the expanded scope and complexity of operations resulting from the acquisition.

Risks Related to the Business of Our Subsidiaries

The gas transmission and storage operations of our subsidiaries are subject to government regulations and rate proceedings that could have an adverse impact on their ability to recover the costs of operating their pipeline facilities.

The interstate gas transmission and storage operations of Texas Gas and Gulf South are subject to the FERC’s rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC’s regulatory authority extends to:

•	transportation of natural gas in interstate commerce;

•	rates and charges;

•	construction;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.

Texas Gas’ and Gulf South’s rates for transportation and Texas Gas’ and certain of Gulf South’s rates for storage service are subject to FERC rate-making principles that allow for the recovery of costs included in their regulatory cost of service incurred to construct, own, operate and maintain their gas transportation and storage assets. On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258 million to $300 million, primarily attributable to increases in the utility rate base, operating expenses, and rate of return and related taxes. The rates will become effective on November 1, 2005, subject to refund in the event lower rates are finally established in the rate case. We cannot assure you that Texas Gas or Gulf South will be able to recover all of their costs through existing or future rates. Their failure to recover material costs could have a material adverse effect on our financial condition and results of operations. In addition, given the extent of the FERC’s regulatory power, we cannot give any assurance regarding the likely regulations under which our operating subsidiaries will operate their natural gas transmission and storage businesses in the future or the effect of regulation on their (and in turn our) financial position and results of operations.

Texas Gas and Gulf South are subject to environmental and safety regulation in all jurisdictions in which they operate, and any changes in such regulations could negatively affect their results of operations.

Texas Gas’ and Gulf South’s operations are subject to extensive environmental and safety regulation pursuant to a variety of federal, state and municipal laws and regulations. Such regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental and safety regulations also require that their facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Texas Gas, Gulf South or their respective facilities, and future changes in environmental and safety laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management.

The U.S. Department of Transportation issued a final rule that was effective on February 14, 2004, under the Pipeline Safety Improvement Act of 2002, requiring pipeline operators to develop integrity management programs to comprehensively evaluate certain areas along their pipelines, and take additional measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” At this time, we cannot predict all of the effects this rule will have on our subsidiaries. However, this rule and an increase in public expectations for pipeline safety may require the replacement of some of our subsidiaries’ pipeline segments, the addition of monitoring equipment, and/or more frequent inspection or testing of their pipeline facilities. These requirements, coupled with increases in state and federal agency oversight, would necessitate additional testing and reporting which may result in higher operating and/or capital costs.

Compliance with other environmental and safety regulations could require significant expenditures, including expenditures for compliance with the Clean Air Act and similar legislation, for clean up costs and damages arising out of contaminated properties, and for failure to comply with regulations which might result in the imposition of fines and penalties. The steps Texas Gas and Gulf South may be required to take to bring certain of their facilities into compliance could be prohibitively expensive, and they might be required to shut down or alter the operation of those facilities, which might cause them to incur losses.

Further, Texas Gas’ and Gulf South’s regulatory rate structure and contracts with clients might not necessarily allow them to recover additional costs incurred to comply with new environmental and safety requirements. Also, Texas Gas and Gulf South might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if Texas Gas or Gulf South fails to obtain and comply with them, the operation of its respective facilities could be prevented or become subject to additional costs. Should Texas Gas or Gulf South fail to comply with all applicable environmental laws, it might be subject to penalties and fines imposed by regulatory authorities. No assurance can be made that the costs of complying with environmental and safety regulation in the future will not have a material adverse effect on the financial condition or results of operations of either Texas Gas or Gulf South, which would adversely impact our financial condition or results of operations.

Gas transmission and storage activities involve numerous risks that might result in accidents and other operating risks and costs.

There are inherent in Texas Gas’ and Gulf South’s gas transmission and storage properties a variety of operating risks, such as leaks, explosions and mechanical problems, all of which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of their operations and substantial losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks. In December 2003, Gulf South experienced a leak at one of its leased storage wells at its Magnolia facility located in Napoleonville, Louisiana, which resulted in approximately 28 residents being evacuated from their homes. Although Gulf South has settled a number of claims with the residents, it has been named as a defendant in several lawsuits related to the incident.

Texas Gas and Gulf South currently possess property, business interruption and general liability insurance, but proceeds from such insurance coverage may not be adequate for all liabilities incurred, lost revenues or increased expenses. Moreover, such insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the September 11, 2001, terrorist attacks have made it more difficult for us to obtain certain types of coverage. There can be no assurance that our subsidiaries will be able to obtain the levels or types of insurance they would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or that will otherwise cover all potential losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Recent terrorist activities and the potential for military and other actions could adversely affect our business.

The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the markets for our subsidiaries’ gas transmission operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities. While Texas Gas and Gulf South are taking steps that they believe are appropriate to increase the security of their energy assets, there is no assurance that they can completely secure their assets or completely protect them against a terrorist attack, or obtain adequate insurance coverage for such acts at reasonable rates. These developments have subjected their operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on their business. In particular, Texas Gas and Gulf South might experience increased capital or operating costs to implement increased security.

Increased competition could have a significant financial impact on us.

Texas Gas and Gulf South compete primarily with other interstate and intrastate pipelines in the transportation and storage of natural gas. Natural gas competes with other forms of energy available to their customers, including electricity, coal, and fuel oils. The principal elements of competition among pipelines are rates, terms of service, access to supply basins, and flexibility and reliability of service. The FERC’s policies promoting competition in gas markets are having the effect of increasing the gas transportation options for Texas Gas’ and Gulf South’s traditional customer base, and Texas Gas has begun to experience some “turnback” of firm capacity as existing transportation service agreements expire and are not renewed. If Texas Gas and Gulf South are unable to remarket unrenewed capacity, they or their remaining customers will have to bear the costs associated with the capacity that is turned back. Increased competition could reduce the volumes of gas transported by their pipeline systems or, in cases where they do not have long-term fixed rate contracts, could force them to lower their rates to meet competition. The impact of competition on our subsidiaries could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by their pipeline systems, such as competing or alternative forms of energy; a recession or other adverse economic conditions; weather; higher fuel costs; and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

New natural gas supply sources may fail to develop.

Imported liquefied natural gas (“LNG”) is expected to be a significant component of new natural gas supply to the United States. Much of this increase in LNG supplies is expected to come from new LNG facilities to be developed over the next decade. Approximately fourteen proposed LNG projects have been announced in the Gulf Coast area, with construction start dates ranging from 2005 to 2009. Gulf South and Texas Gas anticipate benefiting from some of these new projects and the additional gas supply they will bring to the Gulf Coast region. If a number of these new projects fail to be developed with their announced capacity, or there are significant delays in such development, or if they are built in locations where they are not connected to our subsidiaries’ systems, our subsidiaries may not realize expected increases in future natural gas supply available for transportation through their systems.

Texas Gas and Gulf South may not be able to maintain or replace gas transportation service and storage contracts at favorable rates as existing contracts expire.

Texas Gas and Gulf South rely on their ability to maintain gas transportation service and storage contracts with customers subject to favorable transportation rates. As of June 30, 2005, approximately 30% of the capacity of Texas Gas’ pipeline system and 41% of the capacity of Gulf South’s pipeline system are under contracts that are due to expire on or before December 31, 2006. Upon expiration, Texas Gas or Gulf South may not be able to extend contracts with existing customers or obtain replacement contracts at rates favorable to them or on a long-term basis. The extension or replacement of existing contracts depends on a number of factors beyond their control, including:

•	existing and new competition to deliver natural gas to their markets;

•	the growth in demand for natural gas in their markets;

•	whether transportation of natural gas pursuant to long-term contracts continues to be market practice; and

•	whether their business strategy continues to be successful.

Any failure to extend or replace a significant portion of these contracts may have a material adverse effect on our consolidated revenues and results of operations.

A significant portion of Texas Gas’ and Gulf South’s revenues are from a small number of customers.

In 2004, Proliance Energy, LLC and Atmos Energy accounted for approximately 21.7% and 10.8%, respectively, of the total operating revenues of Texas Gas, and Merrill Lynch Commodities (formerly Entergy-Koch Trading) and Centerpoint Energy accounted for approximately 14.7% and 13.5%, respectively, of the total operating revenues of Gulf South. A substantial portion of Proliance Energy’s, Merrill Lynch’s and Centerpoint’s contracted capacity is up for renewal in 2008, 2006 and 2006, respectively. Our profitability and ability to make payments under the exchange notes generally will depend upon Texas Gas’ and Gulf South’s ability to retain such customers and the continued financial performance and creditworthiness of such customers.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Boardwalk Pipelines as reported in their Annual Report on Form 10-K for the year ended December 31, 2004, which included the post-acquisition 3 day financial information for Gulf South and the historical consolidated financial statements of Gulf South for the 363 day pre-acquisition period ended December 28, 2004. The unaudited pro forma consolidated statements of operations give effect to the Acquisition and the offerings of the notes and the application of the proceeds therefrom as if these transactions had occurred at the beginning of the periods presented. Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma consolidated financial data is based on certain assumptions and adjustments that we consider reasonable and should not be considered indicative of actual results that would have been achieved had the Acquisition and the offering of the notes in fact occurred on the dates specified, nor is it necessarily indicative of consolidated results of operations as of any future date or for any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with the information contained in and the financial statements of Boardwalk Pipelines and the notes thereto incorporated by reference in this registration statement.

Boardwalk Pipelines

Unaudited Pro Forma Consolidated Statement of Operations

For the Twelve Months Ended December 31, 2004

(In Thousands)

	Boardwalk Pipelines	Gulf South	Acquisition Adjustments	Notes Offerings Adjustments		Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:
Gas transportation	$253,349	$200,133	$—	$—		$453,482
Gas storage	7,428	22,581	—	—		30,009
Other	2,830	18,065	—	—		20,895

Total operating revenues	263,607	240,779	—	—		504,386

Operating Costs and Expenses:
Operation and maintenance	48,334	96,478	—	—		144,812
Administrative and general	52,533	25,142	—	—		77,675
Depreciation and amortization	33,977	36,239	561 (a)	—		70,777
Taxes other than income taxes	19,044	6,674	—	—		25,718

Total operating costs and expenses	153,888	164,533	561	—		318,982

Operating Income	109,719	76,246	(561)	—		185,404
Other Deductions (Income):
Interest expense, net	29,729	89	—	30,230	(c)	60,048
Interest income from affiliates	(375)	—	—	—		(375)
Miscellaneous other deductions (income)	(793)	4,663	—	—		3,870

Total other deductions	28,561	4,752	—	30,230		63,543

Income before income taxes	81,158	71,494	(561)	(30,230)		121,861
Charge-in-lieu of income taxes	32,333	—	27,798 (b)	(11,956	)(d)	48,175

Net Income	$48,825	$71,494	$(28,359)	$(18,274)		$73,686

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA:

a)	Reflects the pro forma depreciation and amortization expense adjustment for Gulf South’s property, plant and equipment based on the preliminary purchase price allocation. For purposes of calculating pro forma depreciation expense, we applied the straight-line method using estimated remaining useful lives for periods between 3 and 35 years to Boardwalk Pipelines’ new basis in such assets.

b)	Represents the income tax provision associated with certain pro forma adjustments, provided for at a 39.6% rate and a separate adjustment of $28.0 million for a charge-in-lieu of income taxes on Gulf South’s pre-tax book income reflecting the anticipated inter-company tax sharing arrangement.

c)	Reflects the interest expense as a result of the financing transactions associated with the Acquisition which is calculated as follows:

Year Ended December 31, 2004
Interest on new borrowings:
Boardwalk Pipelines 5.50% Notes due 2017	$16,500
Gulf South 5.05% Notes due 2015	13,888
Less interest paid on interim loan	(158)

Total cash interest from the Acquisition debt on Gulf South	$30,230

d)	Reflects pro forma income tax effect of the adjustments discussed in footnotes a), b) and c).

THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

In connection with the issuance of the old notes on January 18, 2005, we entered into a registration rights agreement which provides for the exchange offer. Under the registration rights agreement, we agreed to use our reasonable best efforts to file and cause to become effective a registration statement with respect to offers to exchange the old notes for the exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer to be consummated. We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances described under “Registration Rights — Shelf Registration,” upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate. The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of them would not be in compliance with the securities or blue sky laws of that jurisdiction.

TERMS OF THE EXCHANGE OFFER

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

Interest on the exchange notes will accrue from the last payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from January 18, 2005. Accordingly, holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from January 18, 2005. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date which occurs on or after the consummation of the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights under the registration rights agreement; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same Indenture that authorized the issuance of the old notes for which the exchange notes may be exchanged. Consequently, the old notes and the exchange notes will be treated as a single series of debt securities under the Indenture. For a description of the Indenture, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $300.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the accompanying letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the Indenture.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the old notes.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. The issuer will pay all charges and expenses, other than applicable taxes described below, in connection with its exchange offer. You should read “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION OF THE EXCHANGE OFFER; EXTENSIONS; AMENDMENTS

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005. We can extend the exchange offer in our sole discretion, in which case the term “expiration date” means for the exchange offer the latest date and time to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving notice of an extension as described below. During any extension period, all old notes previously tendered will remain subject to such exchange offer and may be accepted for exchange by us. We will return any old notes not accepted for exchange to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “— Conditions.” We may decide to waive any of the conditions for the exchange offer in our discretion. Furthermore, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any of the old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. By press release or other public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

We reserve the right to amend the terms of the exchange offer in any manner. If we amend the exchange offer in a manner that we determine constitutes a material change, we will disclose the amendment by means of a prospectus supplement. If we make such a material change less than five to ten business days, depending on the significance of the amendment, before the expiration of the exchange offer, we will extend the amended exchange offer so that you have at least five to ten business days to tender or withdraw. We will notify you of any extension of the exchange offer by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

CONDITIONS

Despite any other term of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any exchange notes and, as described below, may terminate the exchange offer, or may waive any of the conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any law, statute, rule, or regulation, order, or SEC staff interpretation is proposed, adopted, enacted, entered, or issued that, in the our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them. If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See “— Expiration of the Exchange Offer; Extensions; Amendments” above. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered, and we will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “— Procedures for Tendering” and “Plan of Distribution”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

PROCEDURES FOR TENDERING

We have forwarded to you, along with this prospectus, a letter of transmittal relating to the exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (“ATOP”). To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal; or

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by that holder, that tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the old notes from the exchange agent at its offices listed under “— Exchange Agent”. By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

•	the holder is not engaged in, and does not intend to engage in, the distribution of the exchange notes, and the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes;

•	if the holder is a broker-dealer, that it did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

•	the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

DTC BOOK-ENTRY TRANSFER

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC Automated Tender Offer Program procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

GUARANTEED DELIVERY PROCEDURES

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “— Exchange Agent”.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC, for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or before expiration of the exchange offer. A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “— Exchange Agent”.

RESALE OF EXCHANGE NOTES

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “The Exchange Offer — Procedures for Tendering” above). However, any holder of old notes who is one of our “affiliates” (as defined in Rule 405 under the Securities Act), who does not acquire the exchange notes in the ordinary course of business, who intends to distribute the exchange notes as part of the exchange offer, or who is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff of the SEC, (2) will not be permitted to tender old notes in the exchange offer, and (3) in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

With regard to broker-dealers, only broker-dealers that acquired the old notes for their own accounts as a result of market-making activities or other trading activities may participate in the exchange offer. Each such broker-dealer that receives exchange notes for its own account in exchange for the old notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see “Plan of Distribution” for more details regarding the transfer of exchange notes.

EXCHANGE AGENT

The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: The Bank of New York (as “Exchange Agent”)

By Mail, Hand or Overnight Courier:

The Bank of New York

Corporate Trust Department

Reorganization Unit

101 Barclay Street – 7 East

New York, N.Y. 10286

Attn: Evangeline Gonzales

Telephone: (212) 815-3738

Facsimile: (212) 298-1915

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

TRANSFER TAXES

We will pay all transfer taxes, if any, applicable to the exchange of the old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

ACCOUNTING TREATMENT

We will record the exchange notes in our accounting records at the same carrying value as the old notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

CONSEQUENCES OF FAILURE TO TENDER

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the Indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule 144A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule 144A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule 144A;

•	pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 144 thereunder (if applicable); or

•	pursuant to another available exemption from the registration requirements of the Securities Act, in each case subject to compliance with any applicable state or other securities laws.

OTHER

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and cancelled.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description of the material terms of our and our subsidiaries’ long-term indebtedness (excluding the old notes and exchange notes) is not complete. For a more complete understanding of our indebtedness, you should read the agreements and documents governing the indebtedness summarized below, which we will provide to you upon your request, sent to us at the address set forth under “Additional Information.”

Boardwalk Pipelines

Notes due 2018

At June 30, 2005, we had outstanding $185.0 million aggregate principal amount of our 5.20% notes due 2018, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting our ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 5.20% notes are secured equally and ratably with such secured indebtedness; and

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Texas Gas

Notes due 2015

At June 30, 2005, Texas Gas had outstanding $250.0 million aggregate principal amount of its 4.60% notes due 2015, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting the ability of Texas Gas to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 4.60% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Debentures due 2027

At June 30, 2005, Texas Gas had outstanding $100.0 million aggregate principal amount of its 7.25% debentures due 2027, issued in July 1997. Interest is payable on the debentures semiannually on January 15 and July 15. The indebtedness evidenced by the debentures is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which the debentures were issued contains negative covenants restricting the ability of Texas Gas to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 7.25% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and transfers of assets.

Gulf South

Notes due 2015

At June 30, 2005, Gulf South had outstanding $275.0 million aggregate principal amount of its 5.05% notes due 2015. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Gulf South’s future unsecured and unsubordinated indebtedness that may be outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting Gulf South’s ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 5.05% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.”

We will issue the exchange notes pursuant to the Indenture under which we issued the old notes.

The terms of the exchange notes include those stated in the Indenture governing the exchange notes and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Indenture does not contain any covenant or provision that affords note holders protection in the event of a highly leveraged transaction.

The following description of the exchange notes is a summary of the material provisions of the Indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the registration rights agreement because they, and not this description, define your rights as holders of the exchange notes. Copies of the Indenture and the registration rights agreement are available at the address indicated under “Additional Information.”

The Exchange Notes

General

The exchange notes will be our unsecured senior obligations and will rank pari passu with all of our existing and future unsubordinated and unsecured obligations. At June 30, 2005, we had outstanding $485.0 million of debt, all of which were senior and unsecured.

The Indenture provides that additional notes may be issued from time to time in one or more series under the Indenture and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. The Indenture does not limit the amount of notes, debentures or other evidences of indebtedness that may be issued by us or any of our Subsidiaries.

The exchange notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from January 18, 2005 at the annual rate of 5.50%, and will mature on February 1, 2017. Interest will be payable semi-annually on February 1 and August 1, commencing August 1, 2005, to the holders of record of the notes on the preceding January 15 and July 15, respectively. The exchange notes will be issued in book-entry form.

All of our operations are conducted through our Subsidiaries. Therefore, our ability to service our debt, including the exchange notes, is dependent upon the earnings of our Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to us.

In addition, we only have an equity claim on the assets of our Subsidiaries. This equity claim is junior to the claims that creditors of our Subsidiaries have against those Subsidiaries. Holders of the exchange notes will only be creditors of us, and not of our Subsidiaries. As a result, all the existing and future debt and other liabilities, including any claims of trade creditors and preferred stockholders, of our Subsidiaries, including Texas Gas’ $250.0 million aggregate principal amount of outstanding 2015 Notes and $100.0 million aggregate principal amount of outstanding 2027 Notes and Gulf South’s $275.0 million aggregate principal amount of the Gulf South Notes, will be effectively senior to the exchange notes.

Optional Redemption

The exchange notes will be redeemable as a whole or in part, at our option, at any time and from time to time at a redemption, or “make-whole,” price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 25 basis points, plus in each case accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the exchange notes or portions thereof called for redemption.

Sinking Fund

The exchange notes will not be subject to a sinking fund.

Certain Covenants

Limitation on Liens. Subject to certain exceptions, we will not, nor will we permit any Subsidiary to, issue, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (“mortgage”) of, or upon, any of our property or any property of such Subsidiary without effectively providing that the exchange notes shall be equally and ratably secured with such Indebtedness. Among the exceptions are (1) purchase money mortgages; (2) preexisting mortgages on any property acquired by us or a Subsidiary and mortgages on any property acquired or constructed by us or a Subsidiary and created within one year after completion of such acquisition or construction; (3) mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction; (4) mortgages on property of a Subsidiary existing at the time it became our Subsidiary or existing on property at the time of acquisition thereof; and (5) other mortgages not permitted by the Indenture in an aggregate amount which, at the time of incurrence and together with the total consolidated Attributable Debt in respect of sale and lease-back transactions permitted by clause (a) of the covenant described under the caption “—Limitation on Sale and Leaseback Transactions” below, does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions. We will not, nor will we permit any Subsidiary to, sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement, unless (a) the lessee would be entitled to incur Indebtedness secured by a mortgage on such Principal Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the notes or (b) we retire Funded Indebtedness or cause Funded Indebtedness to be retired within 90 days of the effective date of such sale and lease-back transaction equal to the net proceeds of such sale. This limitation will not apply to sale and lease-back transactions (1) relating to industrial development or pollution control financing or (2) involving only us and any Subsidiary or Subsidiaries, nor will such transactions be included in any computation of Attributable Debt. Notwithstanding the foregoing, we and our Subsidiaries may enter into sale and lease-back transactions so long as, at the time of such transactions and together with mortgages incurred pursuant to clause (5) of the covenant described under the caption “—Limitation on Liens” above, the total consolidated Attributable Debt in respect of such transactions does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Consolidation, Merger, Conveyance of Assets. We will not consolidate with or merge into any other Person or convey, transfer, or lease our properties and assets substantially as an entirety to any Person, unless the Person formed by such consolidation or into which we are merged or the Person that acquires such assets shall be organized or existing under the laws of the United States, any state of the United States or the District of Columbia and such Person shall expressly assume our obligations under the Indenture and the exchange notes issued thereunder and immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Event Risk. Except for the covenants described under the captions “—Limitations on Liens” and “—Limitations on Sale and Leaseback Transactions” described above, the Indenture and the exchange notes will not contain any covenants or other provisions designed to afford holders of the exchange notes protection in the event of a highly leveraged transaction involving us.

Events of Default

In general, an Event of Default will be defined under the Indenture with respect to the notes of any series issued under the Indenture as being:

(a) default in payment of any principal of the notes of such series, either at maturity, upon any redemption, by declaration, or otherwise;

(b) default for 30 days in payment of any interest on any notes of such series unless otherwise provided;

(c) default for 60 days after written notice in the observance or performance of any covenant or warranty in the notes of such series (other than a covenant a default in whose performance, or whose breach, is dealt with otherwise below);

(d) either (1) default in payment of any Indebtedness of us or any Subsidiary within any applicable grace period after final maturity or (2) the acceleration of Indebtedness of us or any Subsidiary by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $50.0 million;

(e) certain events of bankruptcy, insolvency, or reorganization of us or any Significant Subsidiary; or

(f) any other Event of Default provided in the supplemental indenture under which such series of the notes is issued or in the form of note for such series;

provided, however, that the occurrence of any of the events described in the foregoing clauses (c) or (f) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which the Indenture is executed and a certificate to such effect is delivered to the Trustee by our independent public accountants.

In general, the Indenture will provide that, (a) if an Event of Default described in clauses (a), (b), (c), (d) or (f) above (if the Event of Default under clauses (c) or (f) is with respect to less than all series of the notes then outstanding) occurs, either the Trustee or the Holders of not less than 25 percent in principal amount of the notes of each affected series (voting as one class) issued under the Indenture and then outstanding may then declare the entire principal of all notes of each such affected series and interest accrued thereon to be due and payable immediately and (b) if an Event of Default due to a default described in clauses (c) or (f) above which is applicable to all series of notes then outstanding shall have occurred and be continuing, the Trustee or the Holders of not less than 25 percent in principal amount of all notes issued under the Indenture and then outstanding (voting as one class) may declare the entire principal of all such notes and interest accrued thereon to be due and payable immediately. If an Event of Default due to certain events of bankruptcy, insolvency and reorganization of Boardwalk Pipelines or any Significant Subsidiary shall have occurred and be continuing, the entire principal of all of the notes and interest accrued thereon will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders. After any such declaration or acceleration, upon certain conditions such declarations or accelerations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such notes) by the Holders of a majority in aggregate principal amount of the notes of all such affected series then outstanding (voting as one class).

The Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, will be entitled to be indemnified by the Holders of notes (treated as one class) issued under the Indenture before proceeding, at the request of such Holders, to exercise any right or power under the Indenture. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of a majority in aggregate principal amount of the outstanding notes of each series affected (voting as one class) issued under the Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

In general, the Indenture will provide that no Holder of notes issued under the Indenture may institute any action against us under the Indenture (except actions for payment of principal or interest on or after the due date provided) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent in principal amount of the notes of each affected series (treated as one class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity and the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the Holders of a majority in principal amount of the notes of each affected series (treated as one class) issued under the Indenture and then outstanding.

The Indenture will contain a covenant that we will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance, and Covenant Defeasance

We will be permitted to discharge or defease our obligations under the Indenture as set forth below.

Under terms satisfactory to the Trustee, we may discharge certain obligations to Holders of any series of notes issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations (as defined in the Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such notes.

We may also, upon satisfaction of the conditions listed below, discharge certain obligations to Holders of any series of notes issued under the Indenture at any time (“defeasance”). Under terms satisfactory to the Trustee, we may instead be released with respect to any outstanding series of notes issued under the Indenture from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions and consolidations, mergers, and conveyances of assets, and may omit to comply with such covenants without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if, among other things:

(1) we irrevocably deposit with the Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes of such series issued under such Indenture; and

(2) we deliver to the Trustee an opinion of counsel to the effect that the Holders of such series of notes will not recognize income, gain, or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the United States Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law).

Modification of the Indenture

The Indenture will provide that we and the Trustee may enter into supplemental indentures (which conform to the provisions of the TIA) without the consent of the Holders to, in general:

(a) secure any notes;

(b) evidence the assumption by a successor Person of our obligations;

(c) add further covenants for the protection of the Holders;

(d) cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of the Holders;

(e) establish the form or terms of notes of any series; and

(f) evidence the acceptance of appointment by a successor trustee.

The Indenture will also contain provisions permitting us and the Trustee, with the consent of the Holders of not less than the majority in principal amount of notes of all series issued under the Indenture then outstanding and affected (voting as one class) to, in general, add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the notes of each series so affected; provided that such changes conform to the provisions of the TIA, and provided that we and the Trustee may not, without the consent of each Holder of outstanding notes affected thereby,

(1) extend the final maturity of the principal of any notes, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Indenture relating to notes not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court, or impair the right to institute suit for the enforcement of any payment on any notes when due, or

(2) reduce the aforesaid percentage in principal amount of notes of any series issued under such Indenture, the consent of the Holders of which is required for any such modification.

Certain Definitions

Certain terms defined in the Indenture and used herein are summarized as follows:

“Attributable Debt” means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Boardwalk Pipelines by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Consolidated Funded Indebtedness” means the aggregate of all outstanding Funded Indebtedness of us and our consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

“Funded Indebtedness” means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

“Holder” means, in general, a Person in whose name the notes are registered, or, if not registered, the bearer thereof.

“Indebtedness” means indebtedness that is for money borrowed from others.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any natural gas pipeline, gathering or storage property or facility, or natural gas processing plant located in the United States, except any such property that in the opinion of our board of directors is not of material importance to the total business conducted by us and our consolidated Subsidiaries; provided, however, that “Principal Property” shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Lehman Brothers Inc. and their respective successors and, at our option, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of ours within the meaning of rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Registration Rights; Additional Interest

In connection with the issuance of the old notes, we and the initial purchasers of the old notes entered into a Registration Rights Agreement dated January 18, 2005, pursuant to which we agreed to conduct an exchange offer and, in certain circumstances described below, register the resale of the old notes.

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines the registration rights of holders of the old notes. See the section of this prospectus entitled “Where You Can Find More Information.”

If:

(a) we are not required to file an exchange offer registration statement or permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(b) any holder of Transfer Restricted Securities notifies us prior to the 20th day following consummation of the exchange offer that:

(1) it is prohibited by law or SEC policy from participating in the exchange offer; or

(2) that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(3) that it is a broker-dealer and owns old notes acquired directly from us or an affiliate of ours;

we will file with the SEC a shelf registration statement to cover resales of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We will use our reasonable best efforts to cause the registration statement to be declared effective as promptly as possible by the SEC.

For purposes of the preceding, “Transfer Restricted Securities” means each old note until

(a) the date on which such old note has been exchanged by a Person other than a broker-dealer for an exchange note in the exchange offer;

(b) following the exchange by a broker-dealer in the exchange offer of an old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(c) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(d) the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(a) we will use our reasonable best efforts to file an exchange offer registration statement and have it declared effective by the SEC on or prior to 210 days after the closing of the offering of the old notes (the “Issue Date”);

(b) unless the exchange offer would not be permitted by applicable law or SEC policy, we will commence the exchange offer and use our reasonable best efforts to issue on or prior to 30 business days after, or longer, if required by the federal securities laws, the date on which the exchange offer registration statement was declared effective by the SEC, exchange notes in exchange for all old notes tendered prior thereto in the exchange offer; and

(c) if obligated to file the shelf registration statement, we will use our reasonable best efforts to file the shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If a “Registration Default” occurs, which means one of the following events occurs:

(1) our exchange offer registration statement or shelf registration statement, if required, is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(2) we fail to consummate the exchange offer within 30 business days, or longer, if required by the federal securities laws, of the Effectiveness Target Date with respect to the exchange offer registration statement; or

(3) our shelf registration statement or our exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Default Securities during the periods specified in the registration rights agreement;

then additional interest will accrue on the relevant old notes in addition to the rate shown on the cover page of this prospectus, from and including the date on which any such Registration Default shall occur to, but excluding, the date on which the Registration Default has been cured, at the rate of 0.25% per year, plus an additional 0.25% per year from and during any period in which the Registration Default has continued for more than 90 days, up to a maximum rate of 0.50% per year. In no event will the additional interest on the notes exceed 0.50% per year. We will have no other liabilities for monetary damages with respect to our registration obligations.

All accrued additional interest will be paid by us on each damages payment date to the global old note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of additional interest will cease.

Holders of old notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Book-Entry, Delivery and Form

Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Exchange notes initially will be represented by one or more notes in registered, global form without interest coupons, collectively, the global exchange notes. The global exchange notes will be deposited upon issuance with the Trustee, as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global exchange notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global exchange notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Exchange Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global exchange notes will not be entitled to receive physical delivery of exchange notes in certificated form.

Transfers of beneficial interests in the global exchange notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised the us that, pursuant to procedures established by it:

(1) upon deposit of the global exchange notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global exchange notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global exchange notes).

Investors in the global exchange notes who are participants in DTC’s system may hold their interests in the global exchange notes directly through DTC. Investors in the global exchange notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a global exchange note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global exchange note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global exchange note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such exchange interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the global exchange notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and special interest, if any, on a global exchange note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the exchange notes, including the global exchange notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee or any agent of ours or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global exchange notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global exchange notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the exchange notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account DTC has credited the interests in the global exchange notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the global exchange notes for legended notes in certificated form, and to distribute such exchange notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global exchange notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we, the Trustee or any of their or our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A global exchange note is exchangeable for definitive exchange notes in registered certificated form, which we refer to as certificated exchange notes, if:

(1) DTC notifies us that it (a) is unwilling or unable to continue as depositary for the global exchange notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the certificated exchange notes, the Trustee, in turn, notifies participants of their right to withdraw their beneficial interests from the global exchange note, and such participants elect to withdraw their beneficial interests; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes.

In addition, beneficial interests in a global exchange note may be exchanged for certificated exchange notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated exchange notes delivered in exchange for any global exchange note or beneficial interests in global exchange notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	our board of directors determines in good faith that such action would impede, delay or otherwise interfere with any proposed or pending material corporate transaction involving us and notifies the holders of the exchange notes of such determination within two business days or that such action would require the disclosure of material non-public information, the disclosure of which at such time would not be in the best interests of us or our members; or

•	this prospectus contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in this prospectus, in the light of the circumstances under which they were made, not misleading.

If we suspend the use of this prospectus, the 90-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will promptly provide additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay the expenses incident to the exchange offer, including the reasonable fees and disbursements of one legal counsel for the holders of the old notes in connection with any shelf registration statement filed pursuant to the registration rights agreement, other than commissions or concessions of any brokers or dealers and the fees of any advisors or experts retained by the holders of old notes (other than the legal counsel referred to above), and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations and, in the case of a holder that is a non-U.S. holder, United States federal estate tax considerations, relating to the holders’ ownership and disposition of the notes, and the holders’ exchange of the old notes for exchange notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In this summary, we refer to the old notes and exchange notes collectively as the “notes”.

This summary assumes that the notes are held as capital assets (i.e., generally held for investment) and holders are purchasers of the old notes at their initial offering price. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation: holders subject to the alternative minimum tax; banks; insurance companies; dealers in securities or commodities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; other financial institutions; tax-exempt organizations; holders whose functional currency is not the U.S. dollar; certain expatriates or former long-term residents of the United States; persons that will hold the notes as a position in a straddle or as part of a hedging or conversion or other risk reduction transaction; or persons deemed to sell the notes under the constructive sale provisions of the Code.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following summary will apply to you if you are a United States holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a corporation (or an entity that is treated as a corporation for United States federal tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and that has one or more United States persons with authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor.

Payments of Interest

Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Sale, Exchange or Disposition of Notes

You will generally recognize gain or loss upon the sale, exchange (other than for exchange notes, as discussed below), redemption, retirement or other disposition of a note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note, decreased by any repayments of principal received on the note and increased by the amount of accrued unpaid interest that you have already included in gross income. Any gain or loss recognized on a disposition of the note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for the note is more than one year. Your ability to deduct capital losses may be limited.

Additional Interest

We intend to take the position for United States federal income tax purposes that any payments of additional interest, as described above under “Description of the Exchange Notes—Registration Rights; Additional Interest,” should be taxable to you as additional interest income when received or accrued, in accordance with your method of accounting for tax purposes. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that additional interest will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the notes. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments on the notes. If we are required to pay additional interest on the notes, you should consult your tax advisors concerning the appropriate tax treatment of the payment of additional interest.

Exchange Offer

The exchange notes will not differ materially in kind or extent from the old notes and, as a result, your exchange of old notes for exchange notes will not constitute a taxable disposition of the notes for United States federal income tax purposes. As a result, you will not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes will generally include the holding period for the old notes so exchanged, your adjusted tax basis in the exchange notes will generally be the same as your adjusted tax basis in the old notes so exchanged, and the federal income tax consequences associated with owning the old notes will generally continue to apply to the exchange notes.

Consequences to Non-U.S. Holders

The following summary will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership for United States federal income tax purposes.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Any such specially-treated entity should consult its own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to it.

Payments of Interest

The payment to you of interest on a note generally will not be subject to United States federal withholding tax provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our corporate parent’s voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and applicable Treasury regulations;

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	we do not have actual knowledge or reason to know that you are a U.S. person and either (1) you provide us or our agent with your name and address on an IRS Form W-8BEN and you certify under penalties of perjury that you are not a United States person, or (2) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy applicable certification requirements. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest made to you will be subject to a 30% United States federal withholding tax unless you provide us with a properly executed:

•	IRS Form W-8BEN claiming an exemption from, or reduction in the rate of, withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

In addition, you may, under certain circumstances, be required to obtain a United States taxpayer identification number, or TIN.

We intend to take the position for United States federal income tax purposes that any additional interest we are required to pay should be treated the same as other interest payments on a note received by you. However, the IRS may take a contrary position, which may result in the additional interest being subject to United States federal withholding tax.

Sale, Exchange, or Disposition of the Notes

Generally, you will not be subject to United States federal income tax with respect to gain realized on the sale, exchange, redemption or other disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States; or

•	in the case of a non-U.S. holder who is a nonresident alien individual, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Non-U.S. holders in either of the above two circumstances will nevertheless not be subject to United States federal income tax if a treaty exemption applies and the appropriate documentation is provided.

United States trade or business

If interest or gain from a disposition of the notes is effectively connected with your conduct of a United States trade or business, or if an income tax treaty applies and you maintain a United States “permanent establishment” to which the interest or gain is generally attributable, you may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided, generally IRS Form W-8ECI). If you are a foreign corporation, you also may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by you of a trade or business in the United States.

United States Federal Estate Taxation of Non-U.S. holders

The United States federal estate tax will not apply to the notes owned by you if you are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, provided that (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our corporate parent’s voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

U.S. Holders

U.S. holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of principal, interest and the gross proceeds from the sale, exchange, redemption or other disposition of a note.

Backup withholding (at a current rate equal to 28%) may apply to payments of interest and to the gross proceeds from the sale, exchange, redemption or other disposition of a note if you:

•	fail to furnish your TIN on an IRS Form W-9 within a reasonable time after we request this information;

•	furnish an incorrect TIN and we have received notice thereof;

•	have failed to report properly any interest or dividends and we have received notice thereof; or

•	fail, under certain circumstances, to provide a certified statement signed under penalties of perjury that the TIN provided is your correct number and that you are not subject to backup withholding.

Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. U.S. holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-U.S. Holders

Non-U.S. holders generally will not be subject to backup withholding with respect to payments of interest on the notes if we do not have actual knowledge or reason to know that the non-U.S. holder is a United States person and such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Payments of interest, however, will generally be subject to reporting requirements.

Payments of the gross proceeds from the sale, exchange, redemption or other disposition of a note effected by or through a United States office of a broker generally will be subject to backup withholding and information reporting, unless the non-U.S. holder certifies as to its non-U.S. status on IRS Form W-8BEN and the broker does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, or the non-U.S. holder otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States.

However, information reporting will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption, and the broker is:

•	a United States person;

•	a foreign person that has derived 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership if, at any time during its tax year, either (1) more than 50% of the capital or profits interests in it is owned by United States persons or (2) it is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a holder of the notes will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund if the required information is furnished to the IRS.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports with the Securities and Exchange Commission, which we refer to as the “SEC.” Investors may read and copy any material on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

INCORPORATION BY REFERENCE

We are “incorporating by reference” information which we filed with the SEC which means that we can disclose important information to investors by referring investors to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus and information that we file later with the SEC will be deemed to automatically update and supersede this incorporated information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the expiration date of the exchange offer.

•	Annual Report on Form 10-K for the year ended December 31, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

•	Current Reports on Form 8-K, filed with the SEC on January 14, 2005, January 24, 2005, February 9, 2005, February 16, 2005 (Form 8-K/A), and June 6, 2005.

You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

Boardwalk Pipelines, LLC

3800 Frederica Street

Owensboro, Kentucky 42301

Attention: Jamie L. Buskill

Telephone: (270) 926-8686

VALIDITY OF THE EXCHANGE NOTES

Certain legal matters relating to the exchange notes will be passed upon for us by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Boardwalk Pipelines, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the period May 17, 2003 through December 31, 2003, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Texas Gas Transmission, LLC for the period January 1, 2003 through May 16, 2003, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Ernst & Young LLP, an independent registered public accounting firm, have audited the financial statements of Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) for the year ended December 31, 2002, included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements for the year ended December 31, 2002, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, an independent registered public accounting firm, have audited the financial statements of Gulf South Pipeline Company, LP, included in our Current Report on Form 8-K/A, as of and for the years ended December 31, 2003 and 2002 and for the eleven months ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Boardwalk Pipelines, LLC

(formerly TGT Pipeline, LLC)

EXCHANGE OFFER FOR

$300,000,000 5.50% Notes due 2017

                    , 2005

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The limited liability company agreement of the registrant provides for indemnification of officers, directors for liabilities and costs incurred in any proceeding against them in such capacity, unless such officer or director is finally determined to have not acted in good faith and in the reasonable belief that such officer or director’s action was in the best interest of such registrant.

The limited liability company agreement of the registrant also provides that no officer or director shall be liable to the registrant or any member for any act or omission by such officer or director, unless such officer or director engaged in fraud, gross negligence, willful misconduct, intentional breach of the limited liability company agreement or a knowing violation of criminal law.

The registrant maintains directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

3.1	Certificate of Formation of TGT Pipeline, LLC (incorporated herein by reference to Exhibit 3.3 to Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)

3.2	Certificate of Amendment of Certificate of Formation of TGT Pipeline, LLC (incorporated herein by reference to Exhibit 3.2 to Annual Report on Form 10-K, filed on March 18, 2005)

3.3	Operating Agreement of TGT Pipeline, LLC (incorporated herein by reference to Exhibit 3.4 to Registration Statement No. 333-108693, on Form S-4, filed on September 11, 2003)

4.1	Indenture dated as of May 28, 2003, between TGT Pipeline, LLC and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 3.6 to Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)

4.2	Indenture dated as of January 18, 2005, between TGT Pipeline, LLC and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on January 24, 2005)

4.3	Registration Rights Agreement dated as of January 18, 2005, between TGT Pipeline, LLC and Citigroup Global Markets Inc. on behalf of itself and the initial purchasers (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on January 24, 2005)

5.1	Opinion of Dickstein Shapiro Morin & Oshinsky LLP re: legality of exchange notes*

10.1	Purchase and Sale Agreement dated as of November 20, 2004, between Entergy-Koch, LP and TGT Pipeline, LLC (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on December 30, 2004)

10.2	Purchase Agreement dated January 12, 2005, between TGT Pipeline, LLC and the initial purchasers (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on January 14, 2005)

12.1	Statements re: computation of ratios**

23.1	Consent of Deloitte & Touche LLP**

23.2	Consent of Deloitte & Touche LLP**

23.3	Consent of Ernst & Young LLP**

23.4	Consent of Ernst & Young LLP**

23.5	Consent of Dickstein Shapiro Morin & Oshinsky LLP (included in Exhibit 5.1)*

24.1	Power of Attorney*

25.1	Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Indenture dated as of January 18, 2005, between Boardwalk Pipelines, LLC and The Bank of New York, as Trustee*

99.1	Letter of Transmittal*

99.2	Notice of Guaranteed Delivery*

99.3	Letter to brokers, dealers, commercial banks, issuer companies and other nominees*

99.4	Form of letter from brokers, dealers, commercial banks, issuer companies and other nominees to their Clients*

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

*	Previously filed.

**	Filed herewith.

Item 22.	Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Owensboro, Kentucky on August 10, 2005.

BOARDWALK PIPELINES, LLC

By:	/s/ Jamie L. Buskill
Name: Jamie L. Buskill
Title: Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* H. Dean Jones II	Director, President and Chief Executive Officer (Principal Executive Officer)	August 10, 2005

* Jamie L. Buskill	Director, Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 10, 2005

* Andrew Tisch	Director	August 10, 2005

* By:	/s/ Jamie L. Buskill
Jamie L. Buskill
Attorney-in-fact